UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Restatement pursuant to Rule 13d-2(e) and Amendment No.  1)*

Minuteman International, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

604540104

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 604540104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hako-Werke International GmbH (Exempt corporation)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable.
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,434,950

	6.	Shared Voting Power None.

	7.	Sole Dispositive Power 2,434,950

	8.	Shared Dispositive Power None.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,434,950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 68.0%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Minuteman International, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 111 South Rohlwing Road, Addison, Illinois 60101

Item 2.
	(a)	Name of Person Filing Hako-Werke International GmbH (“Hako-Werke International”)
	(b)	Address of Principal Business Office or, if none, Residence Hamburger Strasse 209-239, D-23843 Bad Oldesloe, Germany
	(c)	Citizenship Hako-Werke International is organized under the laws of Germany.
	(d)	Title of Class of Securities Common Stock, no par value, of Minuteman International, Inc. (“Common Stock”)
	(e)	CUSIP Number 405326

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Hako-Werke International beneficially owns 2,434,950 shares (the “Shares”) of Common Stock, over which it exercises sole voting and investment power and control.  The Shares are held as of record by RZ-Service GmbH (“RZ-Service”), a German corporation and a wholly owned subsidiary of Hako-Werke International.

(b)

Percent of class:

The Shares beneficially owned by Hako-Werke International as set forth in Item 4.(a) represent 68.0% of the Issuer’s outstanding Common Stock, upon the basis of 3,580,173 shares of Common Stock outstanding as of October 31,

2003 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,434,950
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,434,950
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

As the record owner of the Shares, RZ-Service has the right to receive dividends from, and proceeds payable on any sale of, the Shares.  As the beneficial owner of the Shares, Hako-Werke International has the sole power to direct the application and use of dividends from the Shares, as well as any disposition of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2004

Hako-Werke International GmbH

	By	/s/ ECKART KOTTKAMP
Name: Prof. Dr. Eckart Kottkamp
Title: Managing Director